FORM 6-K

                      SECURITIES AND EXCHANGE COMMISSION
                            Washington, D.C. 20549


                          Report of Foreign Issuer


                       Pursuant to Rule 13a-16 or 15d-16
                    of the Securities Exchange Act of 1934


                           For the month of March


                                 BG Group plc
                         100 Thames Valley Park Drive
                                Reading RG6 1PT
                                    ENGLAND

                   (Address of principal executive offices)


The registrant files annual reports under cover of Form 20-F. By furnishing the information contained in this Form the reigistrant is not also furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Media
Information
30 March 2005

      BG Group to complete the disposal of interests in North Caspian PSA

BG Group has announced that the outstanding conditions relating to the sale of its entire 16.67 per cent interest in the North Caspian Production Sharing Agreement (NCPSA) have today been satisfied. BG Group therefore expects to complete the sale to pre-empting partners Eni, ExxonMobil, Royal Dutch Shell, Total and ConocoPhillips on 6 April 2005.

At completion, BG Group will receive an aggregate pre-tax cash consideration of approximately $US1.8 billion. This consideration includes adjustments to reimburse BG Group for its NCPSA expenditures from the economic effective date of 1 January 2003 to completion.

                                     -ends-

Notes to Editors:

The NCPSA licence area, all of which is offshore in the Republic of Kazakhstan's sector of the Caspian Sea, includes the Kashagan field and the recent discoveries on the Kalamkas, Kairan, Aktote and Kashagan South West parts of the licence area.

In March 2003, BG Group announced the sale of its 16.67 per cent interest in the North Caspian Production Sharing Agreement (NCPSA) to CNOOC North Caspian Sea Limited and Sinopec International Petroleum Exploration and Production Corporation.

Subsequently, five of the six partners in the NCPSA exercised their pre-emption rights in May 2003; BG executed SPAs with the pre-empting partners in September 2003.

The Republic of Kazakhstan and partners announced the approval of the Kashagan Development Plan and Budget in February 2004.

BG Group is a global natural gas business. Active on five continents in over 20 countries, it operates four business segments - Exploration & Production, Liquefied Natural Gas, Transmission & Distribution and Power Generation.

Enquiries:

Media                                         +44 (0) 118 929 3717
Out of hours media mobile:                    +44 (0)7917 185707
Investors                                     +44 (0) 118 929 3025

Website: www.bg-group.com




                                 SIGNATURES


Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.




                                BG Group plc


Date: 30 March, 2005                           By: ___Ben Mathews___

                                                     Ben Mathews
                                                     Deputy Company Secretary